Filed by: OSI Pharmaceuticals, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Eyetech Pharmaceuticals, Inc.
Commission File No.: 333-128446
Additional Information About the Merger and Where To Find It
     OSI and Eyetech have entered into a definitive merger agreement whereby OSI has agreed to acquire Eyetech. OSI filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a proxy statement/prospectus in connection with the proposed merger. The registration statement has been declared effective and the proxy statement/prospectus has been mailed to the stockholders of Eyetech to consider and vote upon the proposed merger at a special meeting scheduled for November 10, 2005. Investors and stockholders are urged to carefully read the proxy statement/prospectus and other relevant materials filed with the SEC because they contain important information about OSI, Eyetech, the merger, and other related matters. Investors and stockholders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. These documents can also be obtained for free from OSI by directing a request to OSI Investor Relations at 631-962-2000 and for free from Eyetech by directing a request to Eyetech Investor Relations at 212-824-3100.
Participants in the Merger
     OSI, Eyetech and their respective executive officers, directors and other members of management or employees may be deemed to be participants in the solicitation of proxies from Eyetech stockholders with respect to the transactions contemplated by the merger agreement. Information regarding OSI’s executive officers and directors is available in OSI’s Annual Report on Form 10-K for the year ended September 30, 2004 and its proxy statement dated February 2, 2005 for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Eyetech’s executive officers and directors is available in Eyetech’s Annual Report on Form 10-K for the year ended December 31, 2004, its proxy statement dated April 11, 2005 for its 2005 Annual Meeting of Stockholders and its Current Report on Form 8-K dated June 15, 2005, which are filed with the SEC. You can obtain free copies of these documents from OSI and Eyetech using the contact information above. Additional information regarding interests of such participants are included in the registration statement containing the proxy statement/prospectus that has been filed with the SEC and is available free of charge as indicated above.
     In addition, in connection with the execution of the merger agreement, Dr. David Guyer, Eyetech’s Chief Executive Officer, Paul G. Chaney, Eyetech’s Chief Operating Officer, and Dr. Anthony P. Adamis, Eyetech’s Chief Scientific Officer, have entered into letter agreements with OSI setting forth the terms under which these individuals will continue their employment with OSI following the merger. Furthermore, in connection with the execution of the merger agreement, Eyetech’s Board of Directors authorized the payment of transaction completion bonuses in the aggregate amount of $350,000. The recipients of these bonuses, and the amounts they may receive, are determined by Eyetech’s Board of Directors based on the recommendation of its Compensation Committee. Such recipients may include executive officers of Eyetech. Additional information regarding these arrangements and the interests of such participants is included in the registration statement containing the proxy statement/prospectus that has been filed with the SEC and is available free of charge as indicated above.
Safe Harbor for Forward-Looking Statements
     This document contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, the ability of Eyetech to obtain stockholder approval of the merger; the possibility that the merger will not close or that the closing will be delayed; the challenges and costs of integrating the operations and personnel of Eyetech; reaction of customers of Eyetech and OSI and related risks of maintaining pre-existing relationships of Eyetech and OSI; the impact of acquisitions and divestitures on the synergies of OSI’s programs; competitive factors, including pricing pressures; the success of research and development activities; and other events and factors disclosed previously and from time to time in OSI’s and Eyetech’s filings with the Securities and Exchange Commission, including OSI’s Annual Report on Form 10-K for the year ended September 30, 2004 and Eyetech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. Except for OSI’s and Eyetech’s ongoing obligations to disclose material information under the federal securities laws, OSI and Eyetech disclaim any obligation to update any forward-looking statements after the date of this document.
     This document is not an offer to sell shares of OSI securities which may be issued in the proposed merger. Such OSI common stock is offered only by means of the proxy statement/prospectus referred to herein.

     On November 1, 2005, OSI Pharmaceuticals, Inc. conducted a webcast conference call regarding its financial results for the quarter ended September 30, 2005. The following represents a textual representation of the transcript of that conference call.
MODERATOR:
Good day, everyone, and welcome to this OSI third quarter earnings result conference call. Just a reminder, today’s call is being recorded.
A telephone replay will be available from 10:00 a.m. Central Time today through midnight November the 15th by dialing 888-203-1112. Again, that number is 888-203-1112, or 719-457-0820. Again that number is 719-457-0820, with an access code of 2983400. Again, the access code is 2983400.
At this time for opening remarks and introductions I would like to turn the conference over to Dr. Colin Goddard. Please go ahead, sir.
COLIN GODDARD:
Good Morning everybody and welcome to our third Quarter call. Joining me today I have Mike Atieh, our Chief Financial Officer, Gabe Leung, President of our Oncology business and Kathy Galante head of our IR and PR.
We will begin with Mike who will provide you with a summary of the quarter’s results after which Gabe will comment on the Tarceva program. And after Gabe’s comments I will come back and discuss other corporate developments and our perspective on the Eyetech acquisition before opening the floor to questions. Firstly, to you, Mike:
MIKE ATIEH:
Thank you Colin. Good morning everyone.
Before I begin, I would like to remind you that we will be making forward-looking statements relating to financial results and clinical and regulatory developments on the call today. These statements cover many events that are outside of OSI’s control and are subject to various risks that could cause the results to differ materially from those expressed in any forward-looking statements. I refer you to our SEC filings for a detailed description of the risk factors affecting our business.

We reported a net loss of $20.0 million for the quarter (or $0.39 per share) and that compares with a net loss of $123.2 million (or $2.88 per share) for the prior period. The contribution to revenue from the co-promotion of Tarceva with Genentech continues to be the significant driver of our results, contributing $21.5 million to the top line. Genentech reported third quarter U.S. net sales of $73.2 million for Tarceva in their earnings call on October 10th, which brings Tarceva U.S sales for the first nine-months in 2005 to $191 million. Roche announced on October 19th sales of Tarceva in countries outside the U.S. totaled $6.9 million for the third quarter following the approval in Switzerland in March, Canada in July and the European Union on September 21st.
As we have previously disclosed, Tarceva quarter over quarter growth in the U.S. was impacted by wholesaler stocking patterns. I want to also note that the profit share factor was slightly lower this quarter compared to the second quarter of 2005. By the profit share factor, I mean the relationship between Net Tarceva sales recorded by Genentech and the revenue ultimately recorded by OSI. As this is still the launch year of the product, we are seeing some variations in the quarter- to- quarter marketing spend associated with the launch, which affects the profit share factor. We expect to see an increase in the profit share factor in Q4.
Total revenues for the quarter were $34.0 million, an increase of $21.0 million over the comparable period’s revenue a year ago, with again the big driver being the net revenue from the Tarceva co-promote. Novantrone commission revenue declined from a year ago. Novantrone is approaching the end of its patent life and will have a diminished impact on the Company’s revenue growth going forward. Finally, the quarter saw the signing of another license arrangement by (OSI) Prosidion for its DPIV patent estate. This license, which was the first to be signed with a Japanese company, added $3 million in revenue in the quarter in upfront fees and also included provisions for future milestones and royalties. At this time, five global pharmaceutical companies have signed non-exclusive license agreements with us, with the expectation that an additional two or three will do so in the future. With our own DPIV product candidate, PSN9301, continuing in Phase IIa, we are fully executing on our strategy of capitalizing on what should be a significant new class of compounds to treat diabetes.
The Company’s operating expenses were $55.4 million for the quarter on both a GAAP and Non-GAAP basis. This compared to $64.9 million on a Non-GAAP basis from a year ago. The third quarter of last year had significant amounts of expenses that are not reflective of the Company’s core operating expenses and I refer you to our earnings press release, which is posted on our website, for a reconciliation of our GAAP and non-GAAP results.
Now lets look at the components of our operating expenses. Cost of goods sold, which consists of manufacturing related expenses associated with the sales of Tarceva to Genentech as well as Gelclair costs, increased significantly from a year ago, the vast majority of the increase related to Tarceva. We continue to sell components of Tarceva inventory, which had previously been expensed as R&D prior to approval on November 18, 2004.
On a non-GAAP basis, Research and Development expenses were essentially flat this quarter compared to last year. However, we continue to reallocate our resources to the most promising product candidates and this quarter saw increased spending on PSN-9301and on OSI-930 and OSI-817 our c-kit/VEGF Receptor program.
Concerning (OSI) Prosidion, the majority of their R&D for the quarter was spent on the continued development of PSN9301, our DPIV inhibitor in Phase IIa trials and the pre-clinical development activities associated with the glucokinase activator program and the Phase I activities associated with the glycogen phosphorylase inhibitor programs. R&D expense for (OSI) Prosidion was approximately 31% of total R&D for the quarter.
Selling, general and administrative expenses decreased $9.2 million over last year’s comparable quarter on a non-GAAP basis. The main driver of this decrease is related to our share of Genentech’s commercial expenses related to Tarceva no longer being included in selling, general and administrative expense and now being included as part of the co-promotion profit. Excluding this impact, SG&A expenses increased modestly from a year ago.
Finally, as I mentioned up front, our net loss on a non-GAAP basis for the quarter was $20.0 million, or $0.39 per share compared to a net loss of $51.5 million, or $1.20 per share in the comparable quarter last year. I will point out however that the net loss for the third quarter of this year included the recognition of $2 million of unrealized losses related to available for sale marketable securities. This had the effect of increasing our net loss per share by $0.04 per share.
Now let’s turn to Guidance. Please note that this Guidance does not include the impact of consolidating the results of Eyetech from the expected closing date of our transaction. As we are now in the fourth quarter, we will provide a point estimate for our guidance rather than the range approach we have used previously. We are revising our revenue guidance to $140 million based on a variety of factors including the current sales trajectory for Tarceva in the U.S., the impact of the recently released study in renal cell cancer in combination with Avastin, and the pancreatic launch date for Tarceva now known to be in November, when previously there was a possibility for it to occur sooner. We continue to tightly manage expenses and are lowering our spending estimates for R&D and SG&A. We now expect R&D spending to come in at $115 million and SG&A to be $87 million for 2005. Based on these projections, we expect full year net loss per share to be $1.52.
I will now turn the call over to Gabe.
GABE LEUNG:

Thank you Mike. Despite the top-line sales numbers as discussed by Mike, we believe the composite of prescription data and other market research data suggest good growth in underlying demand for Tarceva from Q2 to Q3.
Market research tracking data from Genentech shows that 2nd line market share of Tarceva in non-small cell lung cancer (NSCLC) has gone up from 24% to 29% from Q2 to Q3, while 3rd line shares also up from 42% to 47%. Market share of Tarceva in 2nd line is virtually the same as that of Alimta. Unlike Alimta however, which is hardly used in the 1st line setting, Tarceva 1st line share is estimated to be about 7%.
IMS scripts are estimated to be up approximately 9% on an average weekly basis from Q2 to Q3, which reflected solid growth in the retail setting. While not captured by IMS, other market research studies suggest that demand has been even stronger in academic and institutional settings, where reimbursement and practice economics are much less of a factor in choice of therapy between IV chemotherapy and an oral prescription drug. In addition, academic oncologists are probably more familiar with the efficacy and safety data of Tarceva in various subsets and are more likely to use Tarceva earlier on.
We believe the publication of the BR21 data in the New England Journal of Medicine (NEJM) will facilitate our communication of the efficacy, safety and clinical utility of Tarceva to all audiences and help drive future growth. The companion publication in NEJM by Tsao et al, with the author concluding that patients with either mutated or wild-type EGFR derived comparable survival benefits from Tarceva in BR21 will help put to rest the notion held by some that EGFR mutation should be a selection criterion for Tarceva therapy. Perhaps more importantly, tumor tissue analyses from BR21 confirm that the majority of NSCLC patients are indeed EGFR positive, by immunohistochemistry (IHC). The survival benefit in the BR21 pivotal trial was demonstrated in the overall study population and the role of EGFR-IHC and other diagnostic tools are being rigorously investigated in prospective clinical trials.
We continue to see support for the benefits of Tarceva therapy as the body of literature on Tarceva use expands. Just published in JCO this month is an intriguing case report from Dr. Dave Garfield on an 80 year old white male former smoker who has derived tremendous clinical benefit from Tarceva after failing Taxol/carbo and having never responded to either Iressa or Alimta. This case study, while just one example, is a contrast to the notion still held by some that only Asian, female, never-smokers are good candidates for EGFR inhibitors and that all oral EGFR inhibitors are the same.
Beyond the market numbers and key publications, we are pleased to have reported a positive outcome at ODAC for the sNDA for pancreatic cancer in September. As most of you are aware the PDUFA date for the supplemental NDA is tomorrow and we remain confident that the FDA will follow the recommendation of ODAC (endorsed with a 10-3 vote) and approve Tarceva. Thanks to Roche’s effort, Tarceva is now also approved for treatment in NSCLC in Europe, Canada and some other countries, and the royalty from ex-U.S. sales is expected to be a significant contributor to OSI’s future revenues.

To continue to fuel the future growth of Tarceva, multiple Phase III studies along with well over 100 exploratory studies are well underway. The protocol for an adjuvant study in lung has been submitted to the FDA for review. Roche has begun the implementation of SATURN, the 1st line maintenance study, including the prospective evaluation of EGFR-IHC as a potential predictive marker, and first patient is expected soon. The companion study, TITAN, comparing Tarceva head-to-head versus chemotherapy patients whose tumors progress despite front-line chemo is in final protocol review with the FDA. A Phase II/III cooperative group study evaluating the use of maintenance Tarceva in colorectal cancer is accruing patients in Europe, and a similar collaborative group study in ovarian cancer is about to start as well. Being finalized now are a dose-finding study to determine a new maximum tolerated dose for Tarceva among smokers in cancer patients, and a Phase III study to confirm the survival benefit among never smokers in NSCLC setting as seen in TRIBUTE and BR21. A randomized Phase II study is also being implemented exploring the benefit of Tarceva or Tarceva with intercalated chemotherapy specifically among 1st line NSCLC patients who are EGFR positive as determined by either IHC or FISH. All these studies will provide critical data to continue to support growth of the brand.
In recent weeks, Genentech has announced that a randomized Phase II study did not support further development of Avastin + Tarceva for renal cell carcinoma at this time. Be mindful that, unlike in lung cancer, the efficacy of Tarceva monotherapy has not been established in renal cell cancer and the AT combination is highly exploratory in this setting. The AT combination continues to be a high priority for further development in NSCLC.
All in all, we are pleased with the launch performance of Tarceva so far, putting it among the top four launches along with Avastin, Erbitux and Eloxatin, in oncology in the U.S. based on total sales dollars. The number of patients who received Tarceva during its first year is likely to have outnumbered some of these other top-grossing agents.
Now back to Colin.
COLIN GODDARD:
Thanks Gabe.
Before turning to a discussion of the Eyetech acquisition let me comment briefly on the progress of our (OSI) Prosidion unit. We were pleased, as Mike mentioned, to sign a fifth license, to the DPIV patent estate this quarter and believe that this estate is now well recognized as a meaningful intellectual property estate in the field. Our own DPIV inhibitor – PSN9301 – is completing a Phase IIa clinical trial and we expect to communicate top-line data from this study in a press release by year-end. We anticipate initiation of a Phase IIb study in type II diabetes in early 2006. We continue to make progress in the Phase I trial of our Glycogen Phosphorylase inhibitor PSN357 for the treatment of type II diabetes and anticipate that this will move into preliminary Phase II studies in the early part of 2006 also. Finally, our glucokinase activator candidate,

PSN010, is concluding pre-clinical tox profiling, and we anticipate the initiation of a Phase I clinical trial in this setting by the end of the year or early in 2006.
Now lets turn to the major corporate development during the quarter, which was the announcement, in August, of the signing of a definitive merger agreement for us to acquire Eyetech Pharmaceuticals for approximately $685 million in cash and approximately 5.7 million shares of OSI’s common stock. Net of Eyetech’s cash and NOL’s, we valued the acquisition at approximately $650 million. We entered into the agreement with Eyetech only after considerable thought and evaluation. None-the-less, we are well aware that the deal has been received negatively on Wall Street and the current stock price is a clear barometer of that sentiment. Both management and the Board have met on several occasions to discuss the input we have received and the many questions that have been directed toward the OSI management team and board of directors concerning the logic and strategy behind the transaction and the commitment of the organization to proceed with the deal. Our ongoing assessment of the evolving science and market conditions indicates that there are no material adverse changes to the business circumstances that we had evaluated in our due diligence that would warrant re-consideration of the acquisition. On November 10th, at a special meeting, Eyetech stockholders will vote on the proposed acquisition. Assuming a positive vote and satisfaction of certain closing conditions, we anticipate that the acquisition will close shortly thereafter.
We believe the focus of the organization must now switch to execution on our business plan such that, regardless of the debate on the merits of the transaction, we maximize for our shareholders the full potential we believe to be inherent in the new company.
Our goal is to establish a scientifically strong and financially diversified biopharmaceutical company around our flagship product, Tarceva. The new company will be focused in three commercially attractive areas: Oncology, Eye Disease and Diabetes; allowing us to effectively leverage our core expertise in drug discovery and development. We anticipate that the combined company will be cash-flow positive in 2006 with a solid revenue base and continuing growth beyond 2006. Our two leading brands, Tarceva and Macugen, will both be in the early stages of their commercial life cycles and are both the result of innovative, high quality science. We maintain that Tarceva has strong potential in the oncology arena and that Macugen, while certainly facing competition in the future, will provide a sound second source of revenues. We have organized the business around focused operating teams in our two disease areas (cancer and diabetes) that are supported by strong core expertise and believe as a result that we can effectively and efficiently integrate Eyetech into this model creating a more cost-efficient platform from which to pursue the development of both brands and the overall portfolio.
Macugen will play an important role in the combined business as a second, but valuable, brand to Tarceva. As most of you are aware, Macugen represents a novel, first-in-class therapeutic that selectively blocks Vascular Endothelial Growth Factor Isoform-165, the pathogenic isoform of the angiogenic growth factor, VEGF, that causes Choroidal neovascularization and the development of wet Age Related Macular Degeneration – or wet AMD.
Macugen is the first, and only, approved anti-VEGF therapy for wet-AMD. However, at the heart of people’s concern with the transaction, is the prospect of stiff emerging competition for Macugen, namely from the development of Lucentis and the off-label use of Avastin, both of which are pan-VEGF targeted agents that bind multiple VEGF isoforms. Initial data released earlier this year from an ongoing Phase III trial of Genentech’s Lucentis in certain sub-sets of wet-AMD patients were impressive and led to a major sell-off in Eyetech’s stock.
Much has been written concerning the potential demise of Macugen following the data reported by Genentech for Lucentis. For our part, we conclude that Macugen should meet a baseline financial model of 10% new patient share of the wet AMD market following the anticipated launch of Lucentis and, under various scenario’s, could do better than this. We will leave it to other commentators, and more importantly to the market place, to compare the longer-term efficacy and safety of these two and other agents in AMD. However, we believe that the comparisons drawn between the initial Lucentis data and the fully mature Macugen data in the FDA label may be inappropriate given the different sub-sets of patients, age of the lesions, control groups and entry criteria used in the studies, and may have led to premature conclusions. The profile of any successful therapeutic is a composite of its overall efficacy and safety profile arrived at through extensive clinical research in multiple clinical trials and, as importantly, experience in the broader populations encountered in the market place. While we have a healthy respect for the emerging competitive threat posed by Lucentis, our diligence has indicated to us that the efficacy of Macugen, particularly in earlier stage lesions may have been under-appreciated.
We have also followed the off-label use of Avastin, re-packaged for intra-vitreal use in wet-AMD, for some months now and while the attractive economics and the assumption of Lucentis like efficacy have created some momentum amongst a sub-set of retinal specialists, this off-label use is not yet supported by any clinical trials results. We believe a more cautious approach driven by safety concerns involving the repackaging of a non-ophthalmic preparation and unknown local and systemic side-effects will ultimately curtail widespread use. We note that Avastin is NOT Lucentis and that positive results from a well-designed randomized clinical trial are really needed to justify the widespread use of intra-vitreal Avastin in this setting. The only published research in the area suggested that full-size antibody molecules like Avastin may not effectively penetrate the internal limiting membrane in the eye (suggesting that optimal delivery of the therapeutic to the choroidal target tissue may not be possible) and Genentech recently confirmed that this data has been reproduced using VEGF targeted antibodies.
Our diligence assessment also indicated that Macugen’s proven safety may prove to be advantageous over the pan-VEGF targeted agents if the scientific literature indicating that the various VEGF isoforms play an important role in normal vascular and neural biology continues to be confirmed. In this regard, we look forward to the availability of longer-

term safety and efficacy data from all of the anti-VEGF agents in the AMD market place. We also note that intra-vitreal injection of all three agents (Macugen, Lucentis and Avastin) may lead to systemic exposure of the drugs, and the safety information will need to mature before we can fully assess the potential local and systemic side-effects of these agents. The current two-year safety data for Macugen is strong, and we will have three-years of duration-of-use safety data by the time Lucentis reaches the market.
Our efforts with Macugen will focus on raising awareness of the merits of the brand and, since the announcement of the transaction, we note that Eyetech has communicated a number of developments involving Macugen. In September, they announced that their partner, Pfizer, had received a positive CHMP opinion from the European authorities and we now anticipate approval of Macugen for the treatment of wet-AMD in the European Union by the end of the year. Eyetech also announced the publication, in this months edition of Retina, of a sub-set analysis of the Phase III VISION studies that suggests that Macugen may improve vision in patients with early stage wet AMD. The analysis demonstrated in one subset of patients that 20% experienced three-line vision gain versus 0% in the control group. Eyetech also announced the publication of results from a 172 patient Phase II study in Diabetic Macular Edema in the October issue of the journal, Opththalmology. The positive results from this study have led to the initiation of a Phase III trial of Macugen in DME and Diabetic retinopathy by the Pfizer/Eyetech partnership. In addition, Eyetech issued a press release last night announcing that 3rd quarter net sales of Macugen in the U.S. totaled $55.5 million, and Eyetech re-iterated its year end guidance for Macugen sales of $175-$190million. We consider these 3Q sales to be on track, especially given the potential for some seasonal impact in this setting, where both physician and patient have to be in one place for the administration of therapy.
While we anticipate the possibility of some impact over the next several quarters from the off-label use of Avastin, we continue to believe that Macugen is on track to produce a solid sales performance. We also noted that Visudyne/PDT did not produce a significant benefit in a Phase III trial in early occult lesions and believe this will inevitably help drive sales, along with the vision-gain data published in Retina for Macugen, in this sub-set of the AMD population. All-in-all, while the emerging AMD market is complex and possesses a number of variables, we continue to believe that Macugen is likely to attain or exceed the 10% new patient share assumptions we have used to justify the transaction financially and strategically. We recognize that others do not share this view but hope that you will recognize the considerable thought that has gone into our evaluation and our determination that the transaction is in the best long- term interests of our stockholders. We will be striving diligently to deliver on this prediction and shortly after the closing of the transaction will communicate with you more fully on our plans for the integration of Eyetech into OSI and our goals and expectations for the upcoming year.
In summary, this has been a difficult quarter for all of us, internal and external shareholders alike, in light of some questions on the growth trajectory of Tarceva and the announcement of a controversial acquisition with the Eyetech deal. We expect the Eyetech deal to close, pending approval by Eyetech shareholders, shortly after their special meeting on the 10th of November. This will create a new OSI and the opportunity for us to demonstrate a crisp and well thought-through integration plan and then to follow-through on the effective support of both Tarceva and Macugen in the marketplace.
It’s important to keep a sense of perspective around Tarceva which is on track to be one of the best first year launch performances ever in the Oncology arena and, with a robust ongoing development program and demonstrated anti-tumor activity in earlier stage lung cancer patients and multiple other disease settings, is still very much on track to emerge as a major oncology product in the long term. In Macugen we believe we are adding a solid second product to this mix, and we think that the overall efficacy/safety profile of Macugen will result in a better long-term performance than has been perceived. We anticipate that the combined company will be cash-flow positive and record solid revenues for 2006 and be positioned for ongoing growth while continuing to evolve a scientifically strong and well differentiated pipeline. We continue to believe that we have the framework from which to build a fine company that will be both financially and scientifically strong, and, with that I’ll be happy to turn the floor over to questions.

MODERATOR:
Thank you, sir. If you’d like to ask a question, you may do so by pressing *1 on your touch-tone telephone. Again, that is, *1 for questions. If you are on a speaker phone, please make sure your mute button is turned off to allow your signal to reach our equipment. Once again, that is *1 on your touch tone telephone for questions.
We’ll pause a moment to assemble our roster.
We’ll take our first question from Eric Ende with Merrill Lynch.
MR. ENDE:
Thanks. The question I have is related to the European launch of Tarceva. Can you kind of lay out for us which countries have actually launched the product at this point and how you foresee other companies — countries rolling out?
MR. LEUNG:
So, Eric, Roche is shipping to many of the countries in Europe already post-EU approval. Obviously the launching in Europe in different countries take place in phases. For example, the product is obviously available in the U.K. now, but it will take some — several months to go through all the reimbursement channels and ultimately with NICE committee and so on, so forth. So all this is going to be happening literally in phases over the next nine- to twelve-month period in various countries.
MR. ENDE:
So can you lay out for us kind of the bigger countries: U.K, France, Germany, Italy, Spain?
MR. LEUNG:
The top country — the early country of launch involved U.K. and Germany. Obviously the two countries in Europe, that does not require higher pricing approval. And then from that point on it would roll out to the rest of them the other large countries, France and Italy, and to a small extent Spain, those will probably follow once they get reimbursement and so on, so forth.
MR. ENDE:
But you won’t put timing onto it?
MR. LEUNG:
Well, it varies from country to country, and Roche is coordinating that. From my past experience, you know, the reimbursement can take a few months to negotiate with local authorities and so on. It’s difficult to pin it down exactly what it is.

MR. ENDE:
Okay. And then just one more question related to Macugen. I’m hoping that you guys can answer this question. Have you seen doctors using Macugen less frequently at this point, less frequently than six weeks?
DR. GODDARD:
Clarify the question for us, Eric?
MR. ENDE:
I’m just wondering if doctors are treating patients with Macugen and then doing scans, seeing whether or not a patient actually needs to be treated six weeks later, or are they just consistently still treating every six weeks?
DR. GODDARD:
I see. My understanding is that broadly speaking, the compliance of the label [inaudible] is there. We think that will continue. I think that as we look at the performance this last quarter, we are very encouraged how solid it was, and it’s reflective of the ongoing growth of the brand. I think that there are some who are switching out early to experiment with Avastin, but this is still a very small subset, and we anticipate it will stay that way for some of the reasons we’ve discussed already. And to put that in context, I think Phil Rosenfeld himself has said that, you know, maybe over the last five months, there’s been 1,000, 1,500 injections of Avastin. Over the same period there’s been 70-odd thousand injections of Macugen. So I think we have to keep this in perspective.
MR. ENDE:
Okay, thanks.
MODERATOR:
We’ll take our next question from Joel Sendek from Lazard Capital Markets.
MR. SENDEK:
Thanks. Two questions. The first is you previously predicted 600 million in sales for the combined companies, and can you just give us some clarity on whether you’re still predicting that and over what time frame? Thanks.
DR. GODDARD:
Joel, yeah. We still feel there’s $600 million in top-line revenues there in 2006, as we discussed when we made the announcement. Obviously as we go through the merger and consolidation,

we’re going to give you a lot more clarity on what the expense lines look like and how we see the whole operation unfolding.
MR. SENDEK:
Okay. And then my next question is on Tarceva. You didn’t mention the change in Medicare reimbursement for next year, the Part B, and I’m just wondering if you can give us your philosophy on how that might impact and maybe, Gabe, you can comment on that, too, the penetration of Tarceva in 2006 once those changes take place?
MR. LEUNG:
Yes, we obviously do expect Part B coming in on January of next year give a positive impact on Tarceva uptakes. If nothing else, it allows a lot of patients who are currently on our — on Genentech’s three-drug program receiving Tarceva for free to potentially be covered under Medicare reimbursement. Exactly what the impact with Part B would be, to a quick extent, depends on how well Medicare Part B enrollment as a whole occur in the country. Right now our best estimate is of all the patients who receive free Tarceva, probably a good three-quarters of them will be, “Part B eligible.” Assuming not all of them will sign up on Part B program, we do see some, you know, positive impact in ‘06 in turning some of the free drug patients now to paying customers, if you would.
MR. SENDEK:
Thank you.
MODERATOR:
Once again, that is *1 for questions. We’ll take our next question from Steve Harr with Morgan Stanley.
MR. HARR:
I have a couple of questions. First off, on Tarceva, if you look at the — the reality is, is the market growth rate over the last several quarters, it’s been, been pretty tepid. How do you reinvigorate the overall growth rate for Tarceva now that you’ve kind of reached the upper isotope of where you can go on market share with Iressa?
MR. LEUNG:
Yes, the total of EGFR market scrip is actually not very helpful to us anymore. Obviously as we continue to increase Tarceva’s scrip, we see a significant decrease in the Iressa scrip, so it kind of makes the total market number not totally helpful for us. We actually, despite the fairly flat scrip in EGFR market total throughout the year, Tarceva has continued to gain solid growth. With that said, it is important, obviously, for us to go beyond where we have attained in terms of market share penetration. A couple key aspects involve obviously pancreatic cancer launch, we expect the formal approval, we expect in the next couple days will — will ignite new growth in the pancreatic cancer area, although we have noticed some off-label use already in that regard. Also, we continue to refine our non-small cell lung cancer messaging as we continue to monitor the adoption pattern in the second-, third-line setting, and to some extent off-label in the first-line setting, although we do not promote the first-line use because it’s off-label. But nonetheless, as we continue to gain understanding about adoption pattern, we continue to refine our non-small cell message to help physicians make the best choice between Tarceva versus other i.v. chemotherapy in the second-line setting. Obviously second-line penetration is an area we are focusing a lot of our energies on.
MR. HARR:
Colin, on Macugen, I think a lot of people are concerned that it’s already peaked and it’s in the process of decelerating. If you were to look at the weekly average injections, let’s say over the last — over October, are they higher than they were in August and September, or are they decelerating now already?
DR. GODDARD:
I think we’ve seen a good start for this quarter with the data that we’ve seen. Obviously there was some choppiness in August and September around the vacation period. But there’s really no indication that we can see that would lend any credence to the statement you just made, Steve, which is that Macugen has already plateaued. We don’t see that, and I think the credible growth that we just reported there over a seasonal period of some fluctuation is pretty good support to that.
MR. HARR:
And the last question, if I look at, you know, kind of how consensus has set itself up, I think the biggest disparity is in forward-operating expenses for the company. If you were to look, then, first of all, maybe you can give us granularity on how much you’re actually spending on Novantrone right now and how much that will go away with the expiration of patent. And then if you could just give us some sense of where the trends are going in R&D and SG&A over the next couple of years. I know you’re going to give us more concrete guidance after the acquisition closes.
DR. GODDARD:
Let’s just talk generally to the Novantrone situation which is, of course, reflective of what you’d expect for a brand that’s coming to the end of its life cycle. We, in essence, have no R&D spend there. There’s a very small sales expense assigned to that brand. We have an ongoing payment that we make as part of the agreement with the folks at Serono that goes away in April with the expiration of the patent. Net to that, to us, Novantrone will, in essence, be a nonevent as it goes off patent. With respect to R&D spend overall, as you can see, we’ve got a comment only on the Tarceva program because, as we said, we’re going to give you I think more complete guidance as we put the integrated business together going forward. But as you can see, there is a roll out of the Phase III program starting now with the SATURN and TITAN studies at Roche which we think the adjuvant study coming online early next year with the Avastin/Tarceva program at Genentech. But I remind you that all these are split three ways amongst the members of the Global

Development Alliance: ourselves, Genentech and Roche. So we don’t see a significant peak up on that investment, either, as we go into 2006. But the key thing here is, Steve, look, we’re in the midst of a major merger. Coming out of that there’s a significant amount of integration planning that’s unfolding that we intend to give you a lot more granularity and color on as we complete the deal. And I think that’s the time to really start to drill down on these.
MR. HARR:
All right. Thank you.
MODERATOR:
We’ll take our next question from Dave Witzke the Banc of America Securities.
MR. WITZKE:
Thanks. Good morning. For Colin and Mike, the profit share factor for Tarceva was lower this quarter. You mentioned that this should increase next quarter. Can you give us more detail around why the increase and quantify this?
MR. ATIEH:
Sure. The profit share factor again is kind of an analysis that looks at so as revenue from Tarceva is recorded on Genentech’s books, what percentage of that revenue flows to our books. When you do the math, it was about 31 percent, just under 31 percent in Q2, and just over 29 percent in Q3. And in Q1, just for comparison, it was about 25 percent. So I also called it the leverage factor, that as sales increased and as marketing costs remained relatively stable, you get a better leverage effect. Now, clearly what we’re seeing is that marketing spent in the year of a launch is kind of titrated up and down depending upon, you know, your needs and what you see in the market and how you want to do certain things to, you know, to accelerate the brand and pull back. So, you know, as much as I would like a little bit more discipline around quarterly spending patterns, it’s difficult to get that discipline in the year of a launch. I think — I see better discipline going forward in the future. So therefore, what we clearly expect in Q4 is obviously, you know, higher sales growth and a mitigated marketing spend which clearly then raises the profit share factor.
MR. WITZKE:
That’s helpful. And regarding Tarceva sales Q3, how much were off label in renal cell?
MR. LEUNG:
Actually, estimate of use by indication is less than an exact science, if you would, because we actually track several different database, and they all give us different numbers, you know, for whether it’s renal cell or whether you’re talking about first-line penetration versus adjuvant versus second, third line and so on. We expect renal cell to be kind of in the, you know, single-digit range-ish impact. It’s not a big chunk of Tarceva sales, and it’s definitely less of a contributor going forward.
MR. WITZKE:
Okay. And finally, if I can, when do you expect to work through previously expensed Tarceva and start reporting Macugen cost of goods?
MR. ATIEH:
Sure. We are already doing some of that, obviously, based on dose and — but we fully expect to continue to work through that into next year, more than likely into the middle of next year. So, you know, every quarter I’ll try to give you an update on that if that comes in further or if it’s going to be out further. But based on right — what we’re looking at right now, probably the middle part of next year.
MR. WITZKE:
Okay. Thank you.
MODERATOR:
We’ll take our next question from Joshua Schimmer with SG Cowen.
MR. SCHIMMER:
Good morning. Thanks for taking my questions. The first question is with regard to Tarceva marketing efforts and spend remaining flat or being stable in Q4. Does that include what you expect to incrementally spend for the Tarceva launch in pancreatic cancer?
MR. LEUNG:
Well, actually, in a way, part of the increasing Q3 launches are probably related to our planned launch of pancreatic cancer with a PDUFA date coming up in the next couple days. And we actually anticipate around that time the pancreatic launch meeting, for example, with our reps accordingly, and a lot of those expenses are put in the Q3 setting. And I think that goes back to Mike’s point earlier that while we budget the spend on a yearly basis, we don’t necessarily work on a quarterly basis. I mean, every quarter depends on the event that we have to plan for such as pancreatic launch, the expenses may go up and down.
MR. SCHIMMER:
Okay, thanks. And then a follow-up on Steve’s earlier question on Macugen trends. When do you expect U.S. Macugen revenue to begin declining, and how quickly and to what extent do you anticipate you’ll be able to ramp down Macugen-related spending in order to extract profitability from that franchise? Thanks.

MR. ATIEH:
We fully intend to give clearer — as clear an outlook and clear guidance on our view of the integrated company when the companies are combined and after, obviously, going through — which is already underway — a very, very intense and robust integration process and evaluation. So I can’t give you any indication at that right now. But I can tell you that from what our — when we had our discussion during the merger announcements, you know, we fully stated at that point that we expect Macugen sales to decline post Lucentis launch.
MR. SCHIMMER:
Okay.
DR. GODDARD:
Clearly in that is a whole bunch of variables that we’re trying to adjust to as we learn more information going forward, and including in those variables are more positive data on the Macugen front as well. So there’s a way for this journey — there’s ways to go for this journey to unfold. We certainly believe, conceivably, that all the models we’ve run internally that our operating assumption, as I said in my commentary, that we would maintain or exceed that 10 percent new patient share post Lucentis launch continues to apply.
MR. SCHIMMER:
Okay. Thanks for the incremental caller.
DR. GODDARD:
Maybe, Sylvester, we’ll take one more question.
MODERATOR:
We’ll take our next question from Tom Roberts, Noonday Asset Management.
MR. ROBERTS:
Hi, Colin and Mike. Tom here. We won’t know the ultimate wisdom of the Eyetech acquisition for some time. However, one of the clear negative aspects of it has been that investors’ confidence has been shaken in the board and management, and we feel that one way to address this would be making some proactive board changes in order to help reassure investors, and I just wanted your opinion of that.
DR. GODDARD:
Well, I think as we look at the situation here, you’re right to say that the near-term stock reaction to the deal has been less than we would have liked. You’re also right to point out that this is a journey that has to unfold. And we certainly didn’t do this transaction with a view to the short-term thinking that seems to have been interpreted in response to it. We expect to play this out. We expect to earn any lost credibility back by doing what, in essence, we can do, and that is to demonstrate our ability to effectively and efficiently run this business and to maximize the potential that’s inherent in the combined business as we go forward. We certainly believe our board is a balanced and strong board of directors which have representation from all aspects of the industry on the R&D side, on the business side, on the commercial side, and on the legal side. And we expect to continue to build the business going forward. So I think right now that any discussion of changes to our board and/or to our management team is, at the very best, premature, just as we believe that the interpretation of the outcome of this deal is being prematurely judged. There’s a lot to go on both fronts.
MR. ROBERTS:
Yeah. I agree with you, Colin, that it will take time to play out, but it’s been pretty clear that the confidence factor has already played out. So I’m just curious if you would at least consider some proactive changes in the board?
DR. GODDARD:
One, I think it’s important to realize, as I said, that what we have to do now to address any potential credibility issues that the Street may have in our organization is simply execute. And I think we intend to do that robustly. We intend to do that well. We’ll address any longer-term and longer-reaching issues, ramifications of the transaction in the longer term.
MR. ROBERTS:
Thank you.
DR. GODDARD:
Okay, Sylvester, I think that will do it for us. We appreciate your interest. We appreciate your continued following of OSI as we go through a very interesting period in the company’s growth and development. As you can see from the results today and the underlying opportunity that’s ahead of us, we remain convinced that we can build a very exciting biotechnology organization here. Thank you all for your time and attention.
MODERATOR:
And this does conclude today’s conference call. At this time you may disconnect. (The proceedings concluded at 8:52 a.m.)